Reality Shares ETF Trust

402 West Broadway, Suite 2800

San Diego, CA 92101

November 20, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Amy Miller

Re:

Request for Acceleration of the Effective Date of Reality Shares ETF Trust’s Pre-Effective Amendment No. 4 Under the Securities Act of 1933 and Amendment No. 4 Under the Investment Company Act of 1940 Filed on November 12, 2014 (File Nos. 333-192288 and 811-22911) (the “Registration Statement”)

Dear Ms. Miller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 5:00 P.M., Eastern Time, Thursday, November 20, 2014, or as soon thereafter as practicable.

In connection with this request, ALPS Distributors, Inc., the principal underwriter for Reality Shares ETF Trust, has also signed this letter requesting acceleration.

Very truly yours,

Reality Shares ETF Trust		ALPS Distributors, Inc.

/s/ Tom Trivella		/s/ Brad Swenson

By:	Tom Trivella	By:	Brad Swenson
Title:	Treasurer	Title:	SVP and Chief Compliance Officer